

October 26, 2011

Via E-Mail
Mr. Charles R. Olmstead
Mid-Con Energy Partners, LP
c/o Mid-Con Energy GP, LLC
2431 E. 61st Street, Suite 850
Tulsa, Oklahoma 74136

> **Re: Mid-Con Energy Partners, LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 6, 2011**
> **File No. 333-176265**

Dear Mr. Olmstead:

We have reviewed your amendment and your letter dated October 5, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Our petroleum engineer is in the process reviewing your filing. Please be advised that he may have additional comments.

2. We note your statements on pages 12 and 69 that "[u]nlike many publicly traded limited partnerships, [y]our general partner is not entitled to any incentive distributions, and [you] do not have any subordinated units." Please add risk factor disclosure to provide investors with more information on the risks this structure may pose to them, or alternatively tell us why you believe additional disclosure is unwarranted.

Our Cash Distribution Policy and Restrictions on Distributions, page 49

3. Please refer to the following statement on page 49: "We do not have a legal obligation to pay distributions at our initial quarterly distribution rate or at any other rate except as

provided in our partnership agreement." This statement suggests that you may have a legal obligation to pay distributions at some rate. Please clarify whether your cash distribution policy will entail making distributions at an established rate. Also clarify (i) whether there would consequences if you failed to pay a quarterly distribution pursuant to your distribution policy, such as the holders of your common units being entitled to receive arrearages, and (ii) how you would distribute cash in excess of your distribution rate.

Certain Relationships and Related Party Transactions, page 137

4.   We note your disclosure that prior to the closing of this offering Mid-Con Energy Operating will contribute to the partnership certain working interests in the Cushing Field and J & A Oil Company will contribute to the partnership its interests in certain derivative contracts. If material, please expand your disclosure here to provide greater detail regarding the interests to be contributed.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director